UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-130656-07 (Issuing Entity)

333-130656 (Depositor)

CNH EQUIPMENT TRUST 2008-B

(Issuing Entity)

CNH CAPITAL RECEIVABLES LLC

(Depositor of Issuing Entity)

(Exact name of registrant as specified in its charter)

6900 Veterans Boulevard

Burr Ridge, Illinois 60527

(630) 887-5451

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CNH Equipment Trust 2008-B

Asset-Backed Notes, Classes A-1, A-2a, A-2b, A-3a, A-3b, A-4a and A-4b

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 83

Pursuant to the requirements of the Securities Exchange Act of 1934, each Co-Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 22, 2009	CNH CAPITAL RECEIVABLES LLC, as Depositor

		By:	/s/ Thomas N. Beckmann
		Name:	Thomas N. Beckmann
		Title:	Assistant Treasurer

CNH EQUIPMENT TRUST 2008-B
		By:	New Holland Credit Company, LLC, as Administrator and Servicer

		By:	/s/ Thomas N. Beckmann
		Name:	Thomas N. Beckmann
		Title:	Assistant Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.